ANNEX A

TOMTOM®

TomTom's General Meeting of Shareholders approves the (re-)appointment of Supervisory Board members

Amsterdam, 25 April 2007 - TomTom N.V. announces the General Meeting of Shareholders held today in Amsterdam, has approved the re-appointment of Mr. Doug Dunn, Deputy Chairman of the Supervisory Board, for a new term of four years, effective as of April 25 2007.

The General Meeting of Shareholders also approved the appointment of Mr. Karel Vuursteen and Mr. Rob van den Bergh as members of the Supervisory Board for an initial term of four years also effective as of April 25 2007.

The biographies of all members of the Supervisory Board are available on TomTom's website.

TomTom N.V. also announces that all further proposals on the agenda have been adopted by the General Meeting of Shareholders. The adopted resolutions can be found on TomTom's website: http://investors.tomtom.com/tomtom/shareholders/agm.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2006 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2006/ . TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

TOMTOM®

TomTom Reports First Quarter Results
Increased market share in both Europe and North America

First quarter financial highlights

Compared with Q1 2006

- Revenue increased by 16% to €296 million
- Revenue in North America increased by 121%
- 1.3 million portable navigation devices (PNDs) shipped, up 75%
- Gross margin increased by 5 percentage points to 40%
- Operating margin of 19.1% compared with 19.6%
- Net profit increased by 42% to €44 million
- Fully diluted EPS increased by 37% to €0.37

Compared with Q4 2006

- Revenue decreased by 38% in line with seasonality in the PND market
- PNDs shipped decreased by 31%
- Gross margin decreased by 6 percentage points
- Operating margin decreased by 7 percentage points

First quarter operational highlights

- European PND market continues to grow strongly
- Accelerating growth in the North American PND market
- Strengthening of European and North American market shares to 52% and 25% respectively (compares to 50% and 20% at the end of 2006)
- Continued strong cash generation from operations of €98 million
- Milestone of 1 million registered TomTom HOME users passed

Outlook 2007

We re-iterate our full year guidance. We estimate that we will deliver revenues of between €1.6 billion and €1.8 billion and we continue to target a gross margin of around 40% of revenue and an operating margin of around 20% of revenue.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2006 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2006/ . TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

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